EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.07 for the three months ended March 31, 2004 were calculated by dividing net income of $201,000 for the period January 1, 2004 to March 31, 2004 by the weighted-average number of common shares outstanding of 2,947,312.